Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of February 29, 2008. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on March 29, 2007.

	As of
	February 29, 2008
	NOK	U.S.$
	(in millions)(unaudited)
Short-term debt (commercial paper and current portion of bond debt)*	108,385.2	20,771.8
Long-term debt (excluding current portions)
Bonds	97,196.6	18,627.5
Subordinated debt	1,349.6	258.6

Total long-term debt	98,546.2	18,886.1

Capital contributions securities	491.5	94.2
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 151,765)	1,593.5	305.4
Other equity	905.9	173.6
Share premium reserve	162.5	31.1
Net income for the period	(285.3)	(54.7)

Total shareholders’ equity	2,376.6	455.4

Total capitalization	209,799.5	40,207.5

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.2179 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on February 29, 2008.